Exhibit 99.1

Tikcro Technologies Announces Extraordinary General Meeting

Tel Aviv, Israel, March 29, 2021 – Tikcro Technologies Ltd. (OTC: TIKRF) today announced that an Extraordinary General Meeting of Shareholders will be held on Thursday, April 29, 2021 at 9:30 a.m. (Israel time), at the office of Goldfarb Seligman & Co., 98 Yigal Alon Street, Tel Aviv, Israel. The record date for the meeting is March 30, 2021.

The meeting is being convened to approve the voluntary liquidation of the Company and the appointment of Ran Gurit as the liquidation trustee and his compensation terms. This proposal requires the approval of 75% of the shares voted on the matter.

Tikcro will send its shareholders of record a proxy statement describing the proposal, along with a proxy card enabling them to indicate their vote on each matter.

About Tikcro Technologies:
Tikcro Technologies Ltd. (OTC: TIKRF) has developed certain antibodies selected and verified in pre-clinical trials with a focus on antibodies targeting immune modulator pathways for cancer treatment. For more information, visit Tikcro’s website at www.tikcro.com.

For more information, please contact:

Investor Contact
Allison Soss
KCSA Strategic Communications
Phone: 212-896-1267
Email: asoss@kcsa.com